Mail Stop 4561

      							August 4, 2005

Mr. Richard Govatski
Chief Executive Officer
NMXS.Com, Inc.
5021 Indian School Road
Suite 100
Albuquerque, New Mexico 87110

	Re:	NMXS.Com, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 333-30176

Dear Mr. Govatski:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7.  Financial Statements

Report of Independent Registered Public Accounting Firm, page F1

1. We note that the audit opinion expressed in the report of independent registered public accounting firm on page F1 indicates that it is for each of the two years in the period ended December 31,
2004. We further note that the audit opinion of your former independent registered accounting firm for the year ended December 31, 2003 has been included on page F2. Clarify why you have two audit opinions for the year ended December 31, 2003.

Notes to Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies

[2] Revenue Recognition, page F7

2. Your disclosure indicates that your sales arrangements may contain elements for software, maintenance, third party hardware and software, consulting services and licenses. For each type of multiple element arrangement, tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate the arrangement fee to the individual elements of your arrangements.
If you have established VSOE of fair value, tell us how your accounting complies with SOP 97-2, paragraph 10, including SOP 98-9.
Further, tell us what consideration you gave to disclosing your policy for allocating the arrangement fee to multiple elements in accordance with SAB Topic 13.B Question 1.

3. Your disclosure on page 12 indicates that software maintenance includes hosting services. In these arrangements that contain hosting services, clarify whether your customers have the right to take possession of the software products and whether it is feasible for the customer to run the software on its own. Tell us how you consider EITF 00-3, paragraphs 5 and 6, when determining whether your arrangements that contain hosting services are within the scope of SOP 97-2. In this regard, tell us how you account for and how your disclosure addresses software arrangements that include hosting services and those that do not, and the authoritative literature that you apply.

4. We note that some of your arrangements involve custom software development that requires you to provide significant production, customization or modification services. Your disclosure in the notes to financial statements indicates that you recognize custom software development services separately from the software and recognize the custom software development services using percentage of completion.
We further note your disclosure in Critical Accounting Policies and
Estimates on page 13 that for custom software development arrangements both the product license and consulting services revenue are recognized together as work progresses. Please reconcile these statements by indicating whether the services are accounted for separately from the software. If services are accounted for separately, tell us how you meet the criteria discussed in paragraph
65 of SOP 97-2. Further, clarify whether you measure progress to completion under the percentage of completion method using labor hours as disclosed on page 13 or specific milestones as disclosed on page F7. Tell us how you have considered paragraphs 78 through 91 of
SOP 97-2 when determining the appropriate measure to use for your arrangements.
5. We note from page 13 that you recognize revenue, in part, when the determination that collection of a fixed or determinable fee is reasonably assured. Tell us whether collection must be probable in order to recognize revenue in accordance with paragraph 8 of SOP 97-
2. We further note, based on your disclosure on page 19, that you offer extended payment plans in some of your arrangements. Tell us how you consider collectibility in determining whether revenue should be recognized and paragraphs 26 through 29 of SOP 97-2 when determining whether your arrangement fee is fixed and determinable.

6. We note on page 19 and page 10 of your Form 10-QSB for the quarter ended March 31, 2005, that you have recognized revenue from barter transactions. Tell us the non-monetary assets that you transfer in your barter transactions and how you determine fair value of these assets. Clarify how you have considered the provisions of paragraphs
25 and 26 of APB 29 and EITF 93-11 when accounting for your barter transactions. Further describe your policy for recognizing the expense for the advertising or other non-monetary assets that you receive in the transactions. Also, tell us how you have considered the disclosure requirements of paragraph 28 of APB 29 for your barter transactions.

Item 8A. Disclosure Controls and Procedures, page 41

7. Your disclosure states that "under the supervision and with the participation of management, as of September 30, 2004, the Certifying
Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures". We further note your disclosure on page 24 of your Form 10-QSB for the quarter ended March
31, 2005 that states "under the supervision and with the participation of management, the Certifying Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days prior to the filing date of this report." Item 307 of Regulation S-B and Rule 13a-15(b) require that the effectiveness of disclosure procedures and controls be assessed as of the end of the period covered by the report. Revise accordingly.

8. We note your disclosure that you "have not made any significant changes to [y]our internal controls subsequent to the date of the Evaluation Date." We also note a similar disclosure in your Form 10-QSB for the quarter ended March 31, 2005 in which you indicate that there were no significant changes in your internal controls or other factors subsequent to the date of your officer`s evaluation. Consistent with the evaluation required by Rule 13a-15(d) of the Exchange Act, please revise to definitively state whether there has been any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Section II.F.4 of Release No. 33-8238 for additional guidance.
*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, at (202) 551-3224 or me at (202) 551-3488
if
you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Richard Govatski
NMXS.Com, Inc.
August 4, 2005
page 1